                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*




                        Gaylord Container Corporation
                   -----------------------------------------
                               (Name of Issuer)

              Class A Common Stock, par value $.0001 per share
              ------------------------------------------------
                         (Title of Class of Securities)

                                 368145 10 8
                   -----------------------------------------
                               (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 19 Pages

CUSIP NO. 368145 10 8               13G                   PAGE  2  OF 19  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-America Group, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     (a)                                                   [ ]

                     (b)                                                   [X]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Iowa

                    5    SOLE VOTING POWER

                         0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            4,589,942 (See Item 4)
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                0


                    8    SHARED DISPOSITIVE POWER

                         4,589,942 (See Item 4)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,589,942 (See Item 4)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.6% (See Item 4)


12   TYPE OF REPORTING PERSON*

     CO

CUSIP NO. 368145 10 8               13G                   PAGE  3  OF 19  PAGES


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)             NAME OF ISSUER:

                      Gaylord Container Corporation (the "Company")

ITEM 1(B)             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      500 Lake Cook Road, Suite 400
                      Deerfield, IL 60015

ITEM 2(A)             NAME OF PERSON FILING:

                      Mid-America Group, Ltd. ("Mid-America")

ITEM 2(B)             ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE:

                      4700 Westown Parkway
                      West Des Moines, Iowa 50625

ITEM 2(C)             CITIZENSHIP:

                      Mid-America is organized under the laws of the State of Iowa.

ITEM 2(D)             TITLE OF CLASS OF SECURITIES:

                      Class A Common Stock, par value $.0001 per share ("Class A Common Stock")

ITEM 2(E)             CUSIP NUMBER:

                      368145 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                      Not Applicable


                                  Page 4 of 19 Pages

ITEM 4             OWNERSHIP:

     (A)           Amount Beneficially Owned:  4,589,942(1)

     (B)           Percent of Class: 8.6%(1)(2)

     (C)           Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote: 0

______________
   (1) This figure does not include 40,000 shares of Class A Common Stock held by Marvin A. Pomerantz, who is the Chairman and Chief Executive Officer and a director of the Company, and who, together with his wife, may be deemed to have a controlling interest in Mid-America.

   (2) Based on 53,339,282 shares of Class A Common Stock outstanding as of December 14, 1998. Of the 53,339,282 shares of Class A Common Stock outstanding, 1,758,139 shares are held in trust (the "Trust Shares") for the benefit of the holders of certain warrants of the Company. The reporting person understands that in many circumstances the Trust Shares are required to be voted in the same proportion and manner in which all the shares not held in such trust are voted. As a result, the reporting person may, by voting its shares, have the power to vote a proportionate number of Trust Shares and thus effectively control voting power of the Company's Class A Common in excess of the percentage shown. The reporting person disclaims beneficial ownership of such Trust Shares.


                               Page 5 of 19 Pages

                   (ii)     shared power to vote or to direct the
                            vote:  4,589,942(1)

                   (iii)    sole power to dispose or to direct the
                            disposition of:  0

                   (iv) shared power to dispose or to direct the disposition of: 4,589,942(1)

ITEM 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not applicable

ITEM 6             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                   ANOTHER PERSON:

                   Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                   Not applicable

ITEM 8             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not applicable

ITEM 9             NOTICE OF DISSOLUTION OF GROUP:

                   Not applicable

ITEM 10            CERTIFICATION:

                   Not applicable

                               Page 6 of 19 Pages

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999

                                        MID-AMERICA GROUP, LTD.


                                        /s/ Marvin A. Pomerantz
                                        ------------------------------------

                                        Chairman and Chief Executive Officer
                                        ------------------------------------
                                        Name/Title



                               Page 7 of 19 Pages

CUSIP NO. 368145 10 8                13G                   PAGE  8  OF 19  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rose Lee Pomerantz



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)                                             [   ]

                           (b)                                             [ X ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America


                    5    SOLE VOTING POWER

                         0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            4,589,942 (See Item 4)
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                0


                    8    SHARED DISPOSITIVE POWER

                         4,589,942 (See Item 4)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,589,942 (See Item 4)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                                                            [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.6% (See Item 4)


12   TYPE OF REPORTING PERSON*

     IN




                             PAGE  8  OF 19  PAGES

CUSIP NO. 368145 10 8                13G                   PAGE  9  OF 19  PAGES


                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)         NAME OF ISSUER:

                  Gaylord Container Corporation (the "Company")


ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  500 Lake Cook road, Suite 400
                  Deerfield, IL 60015


ITEM 2(A)         NAME OF PERSON FILING:

                  Rose Lee Pomerantz


ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  c/o Marvin A. Pomerantz
                  Mid-America Group, LTD.
                  4700 Westown Parkway
                  West Des Moines, Iowa 50625

ITEM 2(C)         CITIZENSHIP:

                  United States of America


ITEM 2(D)         Title of Class of Securities:

                  Class A Common Stock, par value $.0001 per share ("Class A Common Stock")

ITEM 2(E)         CUSIP NUMBER:

                  368145 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable





                             PAGE 10 OF 19 PAGES

ITEM 4             OWNERSHIP:

           (a)     Amount Beneficially Owned:  4,589,942(3)
________________________
     (3) Consists of 4,589,942 shares of Class A Common Stock owned by Mid-America Group, LTD., an Iowa corporation ("Mid-America"). Ms. Pomerantz, together with her husband, Mr. Pomerantz, may be deemed to have a controlling interest in Mid-America. As a result of such relationship, Ms. Pomerantz may be deemed to indirectly beneficially own the 4,589,942 shares of Class A Common Stock owned by Mid-America. Ms. Pomerantz disclaims beneficial ownership of the shares of Class A Common Stock held by Mid-America.


     (4) Based on 53,339,282 shares of Class A Common Stock outstanding as of December 14, 1998. Of the 53,339,282 shares of Class A Common Stock outstanding, 1,758,139 shares are held in trust (the "Trust Shares") for the benefit of the holders of certain warrants of the Company. The reporting person understands that in many circumstances the Trust Shares are required to be voted in the same proportion and manner in which all the shares not held in such trust are voted. As a result, the reporting person may, by voting its shares, have the power to vote a proportionate number of Trust Shares and thus effectively control voting power of the Company's Class A Common Stock in excess of the percentage shown. The reporting person disclaims beneficial ownership of such Trust Shares.








                              PAGE 11 OF 19 PAGES

           (b)     Percent of Class: 8.6(3)(4)

           (c)     Number of Shares as to which such person has:

                   (i)      sole power to vote or to direct the vote:  0

                   (ii)     shared power to vote or to direct the vote:
                            4,589,942(3)

                   (iii)    sole power to dispose or to direct the
                            disposition of:  0

                   (iv) shared power to dispose or to direct the disposition of: 4,589,942(3)

ITEM 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not Applicable

ITEM 6             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                   Not Applicable

ITEM 8             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

ITEM 9             NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable

ITEM 10            CERTIFICATION:

                   Not Applicable



                              PAGE 12 OF 19 PAGES

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999




                                                       /s/  Rose Lee Pomerantz
                                                       -----------------------



                              PAGE 13 OF 19 PAGES

CUSIP NO. 368145 10 8               13G                   PAGE  14 OF 19  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marvin A. Pomerantz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     (a)                                                   [   ]

                     (b)                                                   [ X ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                    5    SOLE VOTING POWER

                         40,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            4,589,942 (See Item 4)
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                40,000


                    8    SHARED DISPOSITIVE POWER

                         4,589,942 (See Item 4)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,629,942 (See Item 4)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                                                            [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.7% (See Item 4)


12   TYPE OF REPORTING PERSON*

     IN

                             PAGE  14 OF 19  PAGES

CUSIP NO. 368145 10 8               13G                   PAGE  15 OF 19  PAGES


                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)    NAME OF ISSUER:

             Gaylord Container Corporation (the "Company")


ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             500 Lake Cook road, Suite 400
             Deerfield, IL 60015


ITEM 2(A)    NAME OF PERSON FILING:

             Marvin A. Pomerantz


ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
             RESIDENCE:

             c/o Mid-America Group, LTD.
             4700 Westown Parkway
             West Des Moines, Iowa 50625

ITEM 2(C)    CITIZENSHIP:

             United States of America


ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

             Class A Common Stock, par value $.0001 per share
             ("Class A Common Stock")

ITEM 2(E)    CUSIP NUMBER:

             368145 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable






                       PAGE  16 OF 19  PAGES

ITEM 4             OWNERSHIP:

           (a)     Amount Beneficially Owned:  4,629,942(4)

           (b)     Percent of Class:  8.7%(4)(5)

__________________________

     (4) Includes 40,000 shares of Class A Common Stock held by Mr. Pomerantz and 4,589,942 shares of Class A Common Stock owned by Mid-America Group, LTD., an Iowa corporation ("Mid-America"). Mr. Pomerantz is the Chairman and Chief Executive Officer and a director of the Company, and, together with his wife, Ms. Pomerantz, may be deemed to have a controlling interest in Mid-America. As a result of such relationship, Mr. Pomerantz may be deemed to indirectly beneficially own the 4,589,942 shares of Class A Common Stock owned by Mid-America. Mr. Pomerantz disclaims beneficial ownership of the shares of Class A Common Stock held by Mid-America.

     (5) Based on the 53,339,282 shares of Class A Common Stock outstanding as of December 14, 1998. Of the 53,339,282 shares of Class A Common Stock outstanding, 1,758,139 shares are held in trust (the "Trust Shares") for the benefit of the holders of certain warrants of the Company. The reporting person understands that in many circumstances the Trust Shares are required to be voted in the same proportion and manner in which all the shares not held in such trust are voted. As a result, the reporting person may have the power to indirectly vote a





                              PAGE 17 OF 19 PAGES

           (c)     Number of Shares as to which such person has:

                   (i)      sole power to vote or to direct the vote: 40,000

                   (ii)     shared power to vote or to direct the vote:
                            4,589,942

                   (iii) sole power to dispose or to direct the disposition of: 40,000

                   (iv) shared power to dispose or to direct the disposition of: 4,589,942

ITEM 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not Applicable

ITEM 6             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                   Not Applicable

ITEM 8             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

ITEM 9             NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable

ITEM 10            CERTIFICATION:

                   Not Applicable


proportionate number of Trust Shares and thus effectively control voting power of the Company's Class A Common in excess of the percentage shown. The reporting person disclaims beneficial ownership of such Trust Shares.




                              PAGE 18 OF 19 PAGES

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999


                                                        /s/ Marvin A. Pomerantz
                                                        -----------------------



                              PAGE 19 OF 19 PAGES